July 23, 2021

Suzanne Hayes

Margaret Schwartz

Michael Fay

Jean Baker

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. Registration Statement on Form S-4 Filed March 23, 2021, Amendment No. 1 Filed June 14, 2021, Amendment No. 2 Filed July 1, 2021 File No. 333-254597

Dear Ms. Hayes:

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, filed on July 1, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated July 15, 2021 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect its response to the Staff’s comment and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 2 to Registration Statement on Form S-4, Filed July 1, 2021

Opinion of AHAC's Financial Advisor

Certain Projected Financial Information, page 87

1. We have reviewed your revised disclosure in response to prior comment 2 and reissue the comment, in part. With specific reference to the significant length of the projections and Humacyte’s current status as a clinical stage company with limited operations and no approved products, please expand your disclosures to address how the Board used these projections and how/whether its consideration of the projections that extended beyond the next two years may have differed.

RESPONSE: The Company respectfully advises the Staff that it has updated the Amended Registration Statement on page 86 in response to the Staff’s comment to further clarify how the Board used the projections, including its consideration of the projections that extended beyond the immediate few years.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame
Laurie A. Burlingame, Esq.

cc:	Rajiv Shukla, Alpha Healthcare Acquisition Corp.
Kerry S. Burke, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP